Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST CLARIFIES POSITION ON OFFER FOR GREY WOLF, INC.

Calgary, Alberta, Canada – July 9, 2008

In response to inquiries, Precision Drilling Trust ("Precision") clarified today for its unitholders that it will immediately re-approach the board of directors of Grey Wolf, Inc. (“Grey Wolf”) with its June 24, 2008 US$10.00 per share offer if the merger agreement with Basic Energy Services, Inc. ("Basic") is terminated.

Precision will await the outcome of the vote of the Grey Wolf shareholders on July 15, 2008  with interest.

As previously disclosed, Precision is strongly of the view that its proposal is fully priced and fair to the Grey Wolf shareholders and provides a superior alternative to a merger with Basic. Precision continues to firmly believe that the combination of Grey Wolf and Precision represents a highly compelling long-term value creation strategy for both Precision and Grey Wolf securityholders. In the absence of a determination by the board of directors of Grey Wolf that Precision's proposal is reasonably likely to result in a superior proposal to Grey Wolf’s shareholders as compared to the alternative offered by the proposed merger with Basic, Precision is unable to engage Grey Wolf in negotiations and discussions in relation to its proposal as Grey Wolf is precluded from doing so under the terms of its merger agreement with Basic.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Kevin Neveu, Chief Executive Officer, or Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events, including Precision's proposed business combination with Grey Wolf.   Readers are cautioned not to place undue reliance on such forward-looking information.  Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this press release.  There can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com